

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2022

Carol Tomé
Chief Executive Officer
UNITED PARCEL SERVICE INC
55 Glenlake Parkway, N.E
Atlanta, Georgia 30328

> **Re: UNITED PARCEL SERVICE INC**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 22, 2022**
> **File No. 001-15451**

Dear Ms. Tomé:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation